

June 27, 2011

Via Facsimile
Donald R. Mayer
Chief Executive Officer
WorldNet, Inc. of Nevada
369 East 900 South # 281
Salt Lake City, UT 84111

> **Re:** **WorldNet, Inc. of Nevada**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 16, 2011**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2010**
> **Filed June 7, 2011**
> **Form 10-Q for the Quarterly Period Ended March 31, 2011**
> **Filed May 6, 2011**
> **Response Letter dated May 27, 2011**
> **File No. 000-31023**

Dear Mr. Mayer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm, page 13

1. We note that you do not propose to undertake a new audit of the year ended December 31, 2009. Until you file your 2011 Form 10-K, we will not declare effective any registration statement or post-effective amendments. In addition, you should not make offerings under effective registration statements or under Rules 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that Regulation until you file newly audited financial statements. This restriction does not apply to:

- Offerings or sales of securities upon the conversion of outstanding convertible securities or upon the exercise of outstanding warrants or rights;

- Dividend or interest reinvestment plans;

- Employee benefit plans;

- Transactions involving secondary offerings; or

- Sales of securities under Rule 144.

Please acknowledge to us in writing that you understand the effects of not reauditing the 2009 financial statements at this time.

Form 10-K/A for the Fiscal Year Ended December 31, 2010, filed June 7, 2011

Item 9A. Controls and Procedures, page 3

2. We note your response to prior comments 2 and 3. We note the revised disclosure and your conclusion that your disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR") were ineffective due to inadequate segregation of duties and lack of an adequate control environment constituted a deficiency. Please revise your disclosures to disclose management's current plans, if any, or actions already undertaken, for remediating the control deficiency. In addition, please ensure that you include updated certifications that refer to the amended Form 10-K.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Item 4. Controls and Procedures, page 8

3. We note your conclusion that your DC&P were effective. However, you concluded that DC&P and ICFR were ineffective as of December 31, 2010 and that there were no changes made in your ICFR during the first quarter of 2011. Revise to explain the changed circumstances in DC&P and in ICFR that now permit management to conclude that DC&P were effective as of March 31, 2011. In addition, provide updated disclosure regarding management's current plans, if any, or actions already undertaken, for the remediating the deficiency, including any change in your ICFR pursuant to Item 308(c) of Regulation S-K.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291or me at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services

cc: Cindy Shy, Esq.
        Via Facsimile